Exhibit 99.1

Oriental Culture Holding LTD Announces First Half Year of 2025 Unaudited Financial Results

HONG KONG, Nov. 14, 2025 (GLOBE NEWSWIRE) -- Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), an online provider of collectibles and artwork e-commerce services, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half Year of 2025 Financial Highlights

●	Total revenues were approximately $0.1 million for the six months ended June 30, 2025, compared with the total revenues of approximately $0.4 million for the six months ended June 30, 2024.

●	Gross profit was approximately $0.1 million for the six months ended June 30, 2025, compared with approximately gross profit of $0.3 million for the six months ended June 30, 2024.

●	Gross margin was 84.7% for the six months ended June 30, 2025, compared with a gross margin of 65.8% for the six months ended June 30, 2024.

●	Loss from operations was approximately $4.5 million for the six months ended June 30, 2025, compared with income from operations of approximately $2.1 million for the six months ended June 30, 2024.

●	Net loss was approximately $3.8 million for the six months ended June 30, 2025, compared with approximately $1.9 million for the six months ended June 30, 2024.

●	Basic and diluted loss per share was $0.19 for the six months ended June 30, 2025, compared with $0.28 for the six months ended June 30, 2024.

Recent developments

On January 23, 2025, the Board of Directors of the Company (the “Board”) approved the appointment of Mr. Aimin Kong as the Chief Operating Officer (“COO”) of the Company for a term of 5 years and agreed to grant him 12 million preferred shares. On June 27, 2025, the shareholders of the Company approved that 12 million preferred shares (the “Preferred Shares”) be designated and issued to Mr. Aimin Kong or the company under this control at the Extraordinary General Meeting of the shareholders of the Company. Each Preferred Share shall have 15 votes for every Preferred Share of which he is the holder, subject to the Certificate of Designation and certain vesting and earn-out terms in his Employment Agreement. The Preferred Shares were valued at approximately $1.75 million on the grant date. On June 27, 2025, the 12 million Preferred Shares were issued to Hao Shun Investments Limited, a company under the control of Mr. Kong.

On April 28, 2025 (“Grant Date”), Compensation Committee of the Board granted stock awards of 500,000 ordinary shares, par value $0.00025, pursuant to our 2021 Omnibus Equity Plan, to five officers and employees of us and subsidiaries of our operating variable interest entity (the “Grantees”), including 100,000 shares to Mr. Yi Shao, the Chief Executive Officer of the Company (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on April 28, 2025. Grant date fair value of the stock award was approximately $2,040,000.

Due to the investigation against our related parties (see details below), the revenue for the six months ended June 30, 2025 has been continuously, materially and negatively impacted as regaining customers’ confidence in the Company was challenging. In order to develop the business and customers, the Company purchased software of block chain asset exchange system at a cost of $1.5 million in November 2024 and planed to offer block chain asset trading on our platform to generate transactions service fee. However, the project has not yet been launched and the Company is evaluating the project and will obtain all approvals required before the launch of this project.

On October 16, 2025, the Board approved and authorized that the authorized share capital of the Company be increased from (a) $50,000 divided into 280,000,000 shares of which (x) 180,000,000 shares are designated as ordinary shares with a nominal or par value of $0.00025 per share and (y)100,000,000 shares are designated as preferred shares with a nominal or par value of $0.0005 per share, to (b) $500,000 divided into shares of which (x) 1,980,000,000 shares are designated as ordinary shares with a nominal or par value of $0.00025 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share by creation of 1,800,000,000 ordinary shares with a nominal or par value of $0.00025 per share.  (the “Share Capital Increase”) The Share Capital Increase is still subject to shareholders’ approval.

On October 16, 2025, the Board also approved to terminate the variable interest entity (“VIE”) structure of the Company due to the change of its business strategy. Jiangsu Yanggu Culture Development Co., Ltd. (“Jiangsu Yanggu”), the variable interest entity of the Company, will transfer all the equity interests of its wholly owned subsidiaries, namely Nanjing Yanqing Information Technology Co., Ltd. (“Nanjing Yanqing”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”) to Nanjing Rongke Business Consulting Service Co., Ltd. (the “WFOE” or “Nanjing Rongke”), a wholly owned subsidiary of the Company and the Company will terminate the Equity Pledge Agreement by and among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders to release the pledged shares of Jiangsu Yanggu to its shareholders. Jiangsu Yanggu has completed the transfer of all the equity interests of Nanjing Yanqing and Nanjing Yanyu to Nanjing Rongke on November 11, 2025. Upon the completion of this transfer, the Company owns the equity interest of its operating entities in China instead of through VIE structure.

Impact of investigation and charge against our shareholders

On July 1, 2022, Mr. Huajun Gao and Mr. Aimin Kong, each was a major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023.

On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms which the Company had entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China because they, each had business relationship with Nanjing Jinwang.

The Court had the hearing in August 2023 and trial in January 2024 and both of Mr. Kong and Mr. Gao were released on bail waiting for the judgement of the Court since February 2024. On May 5, 2025, NCPP filed with the Court to withdraw the charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao due to lack of evidence to press the charges. On May 8, 2025, the Court ordered to grant the withdrawal of charges against Nanjing Jinwang, Mr. Kong and Mr. Gao by NCCP. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Nanjing Jinwang, a related party of the Company. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Kashi Longrui, Kashi Dongfang and Nanjing Yanyu. On May 28, 2025, NCCP determined it would not seek to file any charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao. The investigation and case have been officially closed according to the PRC counsel of the Company, Tahota (Nanjing) Law Firm. All customers can freely transfer their deposits and make their withdrawals based on their actual needs.

Neither the Company nor its VIE or subsidiaries of its VIE have received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short-term investment in the frozen bank accounts relating to the Nanjing Jinwang investigation as described above. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE until January 23, 2025 when Mr. Kong was appointed as Chief Operating Officer of the Company.

Due to the Nanjing Jinwang case between July 2022 and May 2025, the business operations of the Company have been materially and negatively impacted as its customers may had concerns regarding the safety of their deposited funds following difficulties they experienced in withdrawing their security deposits through online banking when the bank accounts were frozen. The number of customers who actively traded on our online platform continuously deceased from 15,124 for the six months ended June 30, 2024, to 4,504 for the same period in 2025.

This investigation and case against our related parties had negative impact on our revenue for the six months ended June 30, 2025. Our revenue decreased approximately $0.3 million from approximately $0.4 million for the six months ended June 30, 2024 to approximately $0.1 million for the same period of 2025.

Liquidity and Capital Resources

The Company typically financed its operations through internally generated cash and equity financing. As of June 30, 2025, the Company had approximately $38.8 million in cash and the Company’s working capital was approximately $39.1 million at June 30, 2025.

If the Company is unable to realize its assets within the normal operating cycle of a 12-month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of equity or debt financing from financial institutions or investors; and

●	financial support from our related parties and shareholders.

Based on the above considerations, the Company’s management believes that it has sufficient funds to meet its working capital requirements and debt obligations as they become due over the next 12 months.

Results of Operations

The tables in the following discussion summarize our unaudited interim condensed consolidated statements of operations and comprehensive loss for the periods indicated. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended June 30, 2025 vs. June 30, 2024

	For the Six Months Ended June 30,		Variance
	2025	2024	Amount	%
Net revenues	$141,374	$392,624	$(251,250)	(64.0)%
Net revenues – related parties	-	54,633	(54,633)	(100.0)%
Total operating revenues	141,374	447,257	(305,883)	(68.4)%
Less: cost of revenues	(20,696)	(152,802)	132,106	(86.5)%
Gross profit	120,678	294,455	(173,777)	(59.0)%
Operating expenses	(4,635,712)	(2,373,523)	(2,262,189)	95.3%
Loss from operations	(4,515,034)	(2,079,068)	(2,435,966)	117.2%
Other income, net	690,693	205,996	484,697	235.3%
Loss before income taxes	(3,824,341)	(1,873,072)	(1,951,269)	(104.2)%
Provision for income taxes	-	-	-	-%
Net loss	(3,824,341)	(1,873,072)	(1,951,269)	(104.2)%
Foreign currency translation adjustment	130,857	(192,302)	323,159	(168.0)%
Comprehensive income	$(3,693,484)	$(2,065,374)	(1,628,110)	78.8%
Weighted average number of ordinary shares outstanding – basic and diluted	20,070,022	6,800,280	13,269,742	195.1%
Basic and diluted earnings per share	$(0.19)	$(0.28)	$0.09	(30.8)%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Six Months Ended June 30,
	2025		2024		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees(1)	$114	0.1	$101,934	22.8	$(101,820)	(99.9)%
Transaction fees(2)	62,912	44.5	224,049	50.1	(161,137)	(71.9)%
Marketing services fees(3)	-	-	65,763	14.7	(65,763)	(100.0)%
Other revenues(4)*	78,348	55.4	55,511	12.4	22,837	(41.1)%
Total operating revenues	$141,374	100.0	$447,257	100.0	$(305,883)	(68.4)%

*	Including $0 and $54,633 from related parties for the six months ended June 30, 2025 and 2024, respectively.

(1) Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership of the units is initially listed on our trading platforms. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible, artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platforms. Our standard listing fees for artwork and collectibles range from 3% to 8% and 6% to 10% for each of the six months ended June 30, 2025 and 2024, respectively, and standard listing fees for commodities was 3% to 8% of the initial listing value for each of 2025 and 2024. The rate is dependent on the type of listings and is negotiated on a case-by-case basis.

Total listing service fees decreased by approximately $0.1 million or 99.9% from approximately $0.1 million for the six months ended June 30, 2024 to approximately $100 for the same period in 2025. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. In addition, there was a decrease in listing values of approximately $15.8 million for new products listings with approximately $15.8 million and $0 for 2024 and 2025, respectively. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms decreased from 7 for the six months ended June 30, 2024 to 0 for the six months ended June 30, 2025. The decrease in the value generated by new product listings was mainly due to the decrease of the numbers of new products which caused by the impact from the freezing of bank accounts caused by the case against our shareholders starting in the second half of 2022 as we had a hard time to retain new clients due to the case.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodities per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork or commodities after it is listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case-by-case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated on a case-by-case basis for selected traders with high trading volume, and are recognized and earned over the specified service period.

Total transaction fee revenue decreased by approximately $0.2 million or 71.9% from approximately $0.2 million for the six months ended June 30, 2024 to approximately $63,000 for the same period in 2025. The decrease was due to the decrease in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. The total transaction value on our platform decreased from approximately $86.8 million for the six months ended June 30, 2024 to approximately $61.5 million for the same period in 2025. The decrease in our transaction was mainly due to continuous negative impact from the freezing of bank accounts caused by the case against our shareholders that started in second half of 2022.

(3) Marketing service fees: Marketing service fees are what we charge for promoting and marketing our customers’ collectible or artwork. The services include assisting our customers in connection with his/her listing and trading of his/her collectible/artwork on our platform, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service agreements also include providing promotion services for customers’ items as where to place ads on well-known cultural or art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. The marketing service fees are charged on a negotiated fixed fee basis, which is based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectibles on other platforms before, and they were not based on   the value of the underlying collectible, artwork and commodities. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Marketing service fees decreased by approximately $66,000 or 100.0% from approximately $66,000 for the six months ended June 30, 2024 to approximately $0 for the same period in 2025. The decrease was due to the decrease in demand for marketing services from customers to promote their listed items.

(4) Other revenues: Other revenues primarily include services fees for IT technical support and agency recommendation fees. IT technical support fees are negotiated on a case-by-case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues increased by approximately $23,000 or 41.1% from $56,000, which included $54,633 from providing technical services to our related parties for the same period in 2024 to $78,000, which included $0 from providing technical services to our related parties for the same period in 2025. The increase was primarily because we provided more technical services for the six months ended June 30, 2025.

Cost of Revenues

Cost of revenues decreased by approximately $0.1 million or 86.5% from approximately $0.2 million, including $20,492 to a related party, for the six months ended June 30, 2024 to approximately $21,000 including $11 to a related party for the same period in 2025. The decrease in cost of revenues was primarily due to the decrease in employee salaries of approximately $71,000, decrease in system fees of approximately $26,000, and decrease in warehouse storage of approximately $20,000. The warehouse storage fees were charged based on certain percentage of listing value of commodities, decrease in warehouse storage fee was due to decrease in overall listing value of products.

Gross Profit

Gross profit decreased by approximately $0.2 million or 59.0% from approximately $0.3 million for the six months ended June 30, 2024 to approximately $0.1 million for the six months ended June 30, 2025. Gross margin for the six months ended June 30, 2025 and 2024 were approximately 85.4% and approximately 65.8%, respectively.

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Six Months Ended June 30,
	2025		2024		Variance
	Expense	%	Expense	%	Amount	%
Selling and marketing	$(2,458)	0.1	$(142,039)	6.0	$139,581	(98.3)%
General and administrative	(843,254)	18.2	(1,576,008)	66.4	732,754	(46.5)%
General and administrative – related parties	-	0.0	(82,476)	3.5	82,476	(100.0)%
Stock compensation expenses	(3,790,000)	81.7	(573,000)	24.1	(3,217,000)	561.4%
Total operating expenses	$(4,635,712)	100.0	$(2,373,523)	100.0	$(2,262,189)	(95.3)%

Selling expenses decreased by approximately $0.1 million, or 98.3%, from approximately $0.1 million for the six months ended June 30, 2024 to approximately $2,000 for the same period in 2025. The decrease was primarily due to the decrease in marketing expenses of approximately $40,000 as we paid less commissions due to less new listings and traders introduced by third parties, and the decrease in salary expenses of approximately $81,000 resulting from a decrease in number of employees in our sales and marketing department from twelve to one.

General and Administrative Expenses

Our general and administrative expenses decreased by approximately $0.9 million, or 49.2% from approximately $1.7 million including approximately $82,000 to a related party for the six months ended June 30, 2024 to approximately $0.8 million including approximately $0 to a related party for the same period in 2025. The decrease in our general and administrative expenses was primarily due to the decreased professional fees of approximately $0.2 million, decreased office expenses of approximately $0.5 million, decreased depreciation and amortization expenses of approximately $0.1 million, and decreased travel and meeting related fees of approximately $0.1 million and as we incurred less professional services and management needs due to less business and revenues in the first half of 2025.

Stock Compensation Expenses

Our stock compensation expenses increased by approximately $3.2 million, or 561.4% from approximately $0.6 million for the six months ended June 30, 2024 to approximately $3.8 million for the same period in 2025. The increase was due to approximately $2.0 million of the granted stock awards pursuant to the 2021 Omnibus Equity Plan and approximately $1.7 million of the issuance of preferred shares to our COO pursuant to the employee agreement signed in January 2025.

Other Income

Total other income increased by approximately $0.5 million, or 235.3%, from approximately $0.2 million for the six months ended June 30, 2024 to approximately $0.7 million for the same period in 2025. The increase was mainly due to the increase of approximately $0.1 million of other income, including rental income from the lease of office building and the sale of Chinese liquor, and the decrease of approximately $0.4 million of impairment loss on intangible assets due to the disposal of HKDAEx Limited in December 2024. The sale of Chinese liquor is not expected to be a recurring line of business for the Company.

Provision for Income Taxes

Our provision for income taxes amounted to nil for the six months ended June 30, 2025 and 2024. We generated most of our income (loss) from the subsidiaries of our VIE. We also have provided 100% allowance on net operating losses from our VIE due to continuing losses.

Net Loss

Our net loss increased by approximately $1.9 million, or 104.2%, from $1.9 million for the six months ended June 30, 2024 to approximately $3.8 million for the same period in 2025. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB/HKD (the functional currency of our operating entities) and the USD dollar (reporting currency).

Basic and diluted loss per share

Basic and diluted loss per share were $0.19 and $0.28 for the six months ended June 30, 2025 and 2024, respectively, a 30.8% decrease. Due to net loss, the basic and diluted shares are considered the same.

About Oriental Culture Holding LTD

OCG is an online provider of collectibles and artwork e-commerce services, which allows collectors, artists, art dealers and owners to access an art trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artwork and certain commodities on its online platform, and online and offline integrated marketing, storage and technical maintenance services to customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and equivalents	$38,780,420	$17,068,272
Restricted cash	-	6,475,274
Short-term investment	-	5,294,952
Restricted investment	-	10,794,296
Accounts receivable, net	-	278
Inventory	557,223	1,231,335
Other receivables and prepaid expenses	1,095,126	1,073,244
Other receivables - related party	131,671	-
Total current assets	40,564,440	41,937,651

PROPERTY AND EQUIPMENT, NET	8,526,054	8,647,932

OTHER ASSETS
Cost method investments	907,280	903,518
Intangible assets, net	1,463,382	1,546,565
Total other assets	2,370,662	2,450,083

Total assets	$51,461,156	$53,035,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,000,345	$2,417,587
Accounts payable - related parties	11	502
Deferred revenue	98,054	78,427
Other payables and accrued liabilities	343,880	616,340
Taxes payable	13,038	13,498
Lease liability - current	-	-
Total current liabilities	1,455,328	3,126,354

Total liabilities	1,455,328	3,126,354

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, 12,000,000 and 0 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	600	-
Ordinary shares, $0.00025 par value, 180,000,000 shares authorized, 23,155,927 and 20,491,340 shares issued, 21,233,927 and 18,569,340 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	5,784	5,118
Treasury shares, at cost, 1,922,000 shares issued as of June 30, 2025 and December 31, 2024, respectively	(481)	(481)
Additional paid-in capital	33,500,885	29,712,151
Statutory reserves	159,110	155,313
Retained earnings	18,424,609	22,252,747
Accumulated other comprehensive loss	(2,084,679)	(2,215,536)
Total shareholders’ equity	50,005,828	49,909,312

Total liabilities and shareholders’ equity	$51,461,156	$53,035,666

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2024

OPERATING REVENUES:
Net revenues	$141,374	$392,624
Net revenues - related parties	-	54,633
Total operating revenues	141,374	447,257

COST OF REVENUES:(including related warehouse cost of $11 and $20,492 for the six months ended June 30, 2025 and 2024, respectively)	(20,696)	(152,802)

GROSS PROFIT	120,678	294,455

OPERATING EXPENSES:
Selling and marketing	(2,458)	(142,039)
General and administrative	(843,254)	(1,576,008)
General and administrative - related parties	-	(82,476)
Stock compensation expenses	(3,790,000)	(573,000)
Total operating expenses	(4,635,712)	(2,373,523)

LOSS FROM OPERATIONS	(4,515,034)	(2,079,068)

OTHER INCOME
Gain from short-term investment	-	71,853
Interest and investment income	427,528	414,422
Impairment loss on intangible assets	-	(355,941)
Other income, net	263,165	75,662
Total other income, net	690,693	205,996

LOSS BEFORE INCOME TAXES	(3,824,341)	(1,873,072)

PROVISION FOR INCOME TAX	-	-

NET LOSS	(3,824,341)	(1,873,072)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	130,857	(192,302)

COMPREHENSIVE LOSS	$(3,693,484)	$(2,065,374)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	20,070,022	6,800,280

LOSS PER SHARE
Basic and diluted	$(0.19)	$(0.28)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.